Exhibit A5D

FIMI Successfully Completes Tender Offer for Shares of Gilat Satellite Networks Ltd.
(Nasdaq: GILT) and Commences the Four-Day Additional Offer Period

Following the lapse of the Additional Offer Period FIMI will hold approximately 35.1% of Gilat's Shares

Tel Aviv, Israel, November 25, 2014 – FIMI Opportunity IV, L.P, FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P and FIMI Israel Opportunity Five, Limited Partnership (collectively “FIMI”), announced today that all of the conditions have been satisfied for its previously-announced tender offer to purchase 5,166,348 ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”) with a nominal value of NIS 0.2 each (“Gilat Shares”) at $4.95 per share, net to the seller in cash, less any required withholding taxes and without interest. FIMI was advised by the depositaries for the offer that, as of 10:00 a.m., New York time or 5:00 p.m. Israel time, on November 25, 2014: (i) 6,763,455 Gilat Shares were validly tendered, representing approximately 15.9% of the share capital and voting rights in Gilat, and (ii) notices of objection to the offer were issued by holders of 166,894 Gilat Shares, representing approximately 0.4% of the share capital and voting rights in Gilat.

Accordingly, as required by Israeli law and as contemplated in its offer to purchase:

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FIMI is providing an additional period of four calendar days, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Saturday, November 29, 2014, during which Gilat shareholders who, with respect to each Gilat Share owned by them, did not respond to the offer, have notified FIMI of their objection to the offer, or have tendered such Gilat Shares but withdrawn their tender prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on November 25, 2014, may tender such Gilat Shares. Shareholders who have tendered their shares do not have withdrawal rights during this additional four-calendar day period; and

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FIMI will purchase, subject to proration, the Gilat Shares validly tendered in the offer prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Saturday, November 29, 2014, the final expiration date of the offer.

Shareholders who hold their Gilat Shares through brokers or other nominees and wish to tender their shares prior to the final expiration date should consider contacting such brokers to ensure their tender instructions are forwarded in ample time to permit such brokers to submit a tender on their behalf in a timely fashion.

On November 24, 2014, the last trading day before this announcement on Nasdaq and on the Tel Aviv Stock Exchange (“TASE”), the closing sale price of the Gilat Shares was $4.95 on Nasdaq and NIS 18.95 ($4.90 based on an exchange rate of NIS 3.864 per United States dollar as of November 24, 2014) on the TASE.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase (as amended) previously filed with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Bank of Jerusalem Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Gilat. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Gilat should read the tender offer materials which were filed by FIMI. Shareholders of Gilat should read the tender offer materials (as may be amended from time to time) because they contain important information about the tender offer. The tender offer materials and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and are also available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (212) 493-3910 or toll free (866) 406-2288. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About FIMI: FIMI is Israel’s leading private equity fund. Over the past 18 years the FIMI funds have completed 75 investments. FIMI is currently investing through its fifth fund (a US$ 820 million fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

FIMI Contact:
Address: Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel
Tel: +972-3-565-2244
E-mail: ami@fimi.co.il

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Gilat. FIMI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.